Thunder Bridge II Surviving Pubco, Inc. 9912 Georgetown Pike Suite D203 Great Falls, Virginia 22066	Thunder Bridge Acquisition II, Ltd. 9912 Georgetown Pike Suite D203 Great Falls, Virginia 22066

May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Thunder Bridge II Surviving Pubco, Inc. Thunder Bridge Acquisition II, Ltd.

Registration Statement on Form S-4

Filed January 25, 2021, as amended

File No. 333-252374

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the co-registrants Thunder Bridge II Surviving Pubco, Inc. and Thunder Bridge Acquisition II, Ltd. hereby request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, May 14, 2021, or as soon as practicable thereafter.

Very truly yours,

THUNDER BRIDGE II SURVIVING PUBCO, INC.
/s/ Gary A. Simanson
Gary A. Simanson
President and Chief Executive Officer

THUNDER BRIDGE ACQUISITION II, LTD.

/s/ Gary A. Simanson
Gary A. Simanson
President and Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Jonathan H. Talcott
E. Peter Stand